Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206
GS Finance Corp. $122,150,000 Bloomberg Commodity IndexSM-Linked Notes due 2019 guaranteed by The Goldman Sachs Group, Inc.
This pricing supplement addendum no. 2 relates to $30,000,000 principal amount of notes, which we call the “second reopened notes,” which are being initially offered on the date of this pricing supplement addendum no. 2. $62,150,000 principal amount of the notes, which we call the “original notes,” were issued on July 18, 2018, as described in the accompanying pricing supplement no. 3,870 dated July 11, 2018. $30,000,000 principal amount of the notes, which we call the “first reopened notes,” were issued on September 20, 2018, as described in the accompanying pricing supplement no. 3,870 addendum dated September 13, 2018. The original notes, the first reopened notes and the second reopened notes have identical terms and conditions and have the same CUSIP (40055QMX7) and ISIN (US40055QMX78) numbers. In this pricing supplement addendum no. 2, the term “notes” means, collectively, the second reopened notes, the first reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying pricing supplement no. 3,870 addendum dated September 13, 2018, the accompanying pricing supplement no. 3,870 dated July 11, 2018, the accompanying commodity terms supplement no. 1,737 dated July 10, 2017, the accompanying prospectus supplement dated July 10, 2017 and the accompanying prospectus dated July 10, 2017.
You should read the additional disclosure in the accompanying pricing supplement no. 3,870 dated July 11, 2018 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-12 of the accompanying pricing supplement no. 3,870 dated July 11, 2018.
The estimated value of your second reopened notes at the time the terms of your reopened notes are set on November 1, 2018 is equal to approximately $979.5 per $1,000 face amount, which is less than the original issue price of the reopened notes.

Original issue date:	November 8, 2018	Original issue price:	98.05% of the face amount of the second reopened notes
Underwriting discount:	0.05% of the face amount of the second reopened notes	Net proceeds to the issuer:	98% of the face amount of the second reopened notes
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement no. 3,870 addendum no. 2, the accompanying pricing supplement no. 3,870 addendum, the accompanying pricing supplement no. 3,870 or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Goldman Sachs & Co. LLC
Pricing Supplement No. 3,870 Addendum No. 2 dated November 1, 2018.

We may decide to sell more notes after the date the reopened notes were traded (November 1, 2018) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC (“GS&Co.”) or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your second reopened notes at the time the terms of your second reopened notes are set on November 1, 2018 (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $979.5 per $1,000 face amount, which is less than the original issue price of the second reopened notes. The value of your notes at any time will reflect many factors and cannot be predicted.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement no. 3,870 addendum no. 2 constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●          Pricing Supplement no. 3,870 Addendum dated September 13, 2018
●          Pricing Supplement no. 3,870 dated July 11, 2018
●          Commodity terms supplement no. 1,737 dated July 10, 2017
●          Prospectus supplement dated July 10, 2017
●          Prospectus dated July 10, 2017
The information in this pricing supplement no. 3,870 addendum no. 2 supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

THE UNDERLIER

The Bloomberg Commodity IndexSM, or the index, is an index tracking the performance of a weighted basket of futures contracts on certain physical commodities. The level of the index therefore goes up or down depending on the overall performance of such weighted basket of commodity futures contracts. The index reflects the excess returns that are potentially available through an unleveraged investment in the commodities that are included in the index. The index is published by UBS Securities LLC (collectively with its affiliates, “UBS”) together with Bloomberg Finance L.P. (collectively with its affiliates, “Bloomberg”).
Questions and Answers
The following is a brief question and answer section on selected topics.
How Is a Commodity Index Different From an Equity Index?
Although the index tracks the performance of the commodity markets in a manner generally similar to the way in which an index of equity securities tracks the performance of the stock market, there are important differences between a commodity index and an equity index. First, an equity index typically weights the stocks in the index based on market capitalization, a concept that has no applicability to a commodity index. In contrast, the commodities included in the index are weighted based on their liquidity levels and their dollar-adjusted production levels, subject to certain percentage restrictions for diversification of commodities included in the index. Second, unlike stocks, commodity contracts expire periodically and, in order to maintain an investment in commodity contracts, it is necessary to liquidate such commodity contracts before they expire and establish positions in longer-dated commodity contracts. This feature of the index, which is discussed below, has important implications for changes in the value of the index.
What Is a Commodity Futures Contract?
A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The index currently is comprised solely of commodity futures contracts on physical commodities traded on regulated trading facilities. However, it is possible that the index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.
Why Does the Index Track Commodity Contracts And Not Physical Commodities?
While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index of commodity contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the index to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.
How Are the Commodity Contracts Weighted?
The relative weightings of the designated contracts that are eligible for inclusion in the index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, which means that the weight of each commodity contract included in the index is determined by reference to five-year average trading volumes (as adjusted) and historical price information (as adjusted) and the five-year average of annual world production figures (the most recent five years for which data is available). The commodity liquidity percentage and the commodity production percentage are then combined to establish an interim “commodity index percentage” for each designated contract. The interim percentage is then adjusted in accordance with certain diversification rules established by the index methodology, and contracts weighted lower than 0.4% are removed from the index.
Can the Contracts Included in the Index and/or Their Weightings Be Changed over Time?
Yes. At present, commodities are selected that are believed to be sufficiently significant to the world economy to merit consideration and be tradable through a qualifying related futures contract. The index is reconstituted and rebalanced each year in January on a price-percentage basis. The annual constitution and weightings for the index are determined each year by Bloomberg under the supervision of the index oversight committee in consultation with the advisory committee. Once approved by the index oversight committee, the new composition of the index is publicly announced, and takes effect in the month of January immediately following the announcement. For further information with respect to changes in the composition of the index, refer to “The Underliers — Composition of the Bloomberg Commodity IndexSM” in the accompanying commodity terms supplement no. 1,737.
If the Price of the Underlying Physical Commodities Goes Up, Will the Index Level, Therefore, Also Go Up?
Not necessarily, for two reasons:
First, your notes are linked to the performance of the commodity contracts included in the index, rather than individual physical commodities themselves. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “— Why Does the Index Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of a particular commodity going up and the index level not changing in the same way.
Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the index in order to retain an investment position in the commodity contracts. These adjustments, which are described below and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the index. As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the index and the performance of the underlying commodity contracts.
Does the Index Have a Total Return Feature?
No. The return on your notes is based on the performance of the index, which reflects the returns that are potentially available through an unleveraged investment in commodity contracts included in the index. The index thus reflects excess return and is not linked to a “total return” index, which in addition to reflecting the returns from such an unleveraged investment in commodity contracts, would also reflect interest that could be earned on a hypothetical fully collateralized investment. The index does not include such a total return feature or interest component.
What Does “Rolling” a Commodity Contract Mean?
Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement. “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.
The index replicates an actual investment in commodity contracts, and therefore takes into account the need to roll the commodity contracts included in the index, and reflects the effects of this rolling. Specifically, as a commodity contract included in the index approaches expiration, the index is calculated as if the commodity contract in the lead delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next delivery month designated pursuant to the index methodology. If the price of the designated commodity contract is lower than the price of the commodity contract then included in the index, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

Conversely, if the price of the designated commodity contract is higher than the price of the contract then included in the index, the “rolling” process results in a smaller quantity of the designated commodity contract being acquired for the same value.
What Do “Contango” and “Backwardation” Mean?
When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”. On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardation or contango market can affect the level of the index.
How Does Rolling Affect the Level of the Index?
“Rolling” can affect the index in the following two ways:
First, if, as described under “What Does “Rolling” a Commodity Contract Mean?” above, if the index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be greater than if the index had owned the same number of commodity contracts as before the rolling process. Conversely, if the index theoretically owns fewer commodity contracts as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be less than if the index had owned the same number of commodity contracts as before the rolling process. Therefore, these differentials in the quantities of contracts sold and purchased may have a positive or negative effect on the level of the index (measured on the basis of its dollar value).
Second, the index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract. In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts. In the absence of significant market changes, the prices of the longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry. This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the index to decrease. In a backwardation market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) increase as they near expiry. However, there are a number of different factors affecting the index level (as described below in “What Factors Affect the Calculation of the Level of the Index Other than Rolling?”).
How May the Effects of Rolling Be Mitigated?
As stated above, the trend in the prices of the commodity contracts may mitigate the effects of rolling. Also, because the index is made up of different types of commodity contracts, each of those commodity contracts may be in a different type of market, either contango or backwardation, and therefore may offset any losses and gains attributable to rolling.
What Factors Affect the Calculation of the Level of the Index Other than Rolling?
The value of the index on any index business day is determined by making certain adjustments to the value of the index on the immediately preceding index business day, based mainly on the performance of the commodity contracts. The factors affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts, are: (i) the price of the commodity contracts included in the index, (ii) the weight of each commodity contract in the index and (iii) the diversification rules for determining the weights of the commodity contracts included in the index.
The price of the commodity contracts reported by the relevant trading facilities expose the index to price volatility. The weight of each contract in the index will be determined annually based on the liquidity of the underlying commodity contracts, the production of the underlying physical commodity and the percentage restrictions for the diversification of the commodities included in the index.
Can We Assume That Any of Such Factors Will Have a Direct and Linear Effect on the Level of the Index?
No, because these factors are interrelated in complex ways and affect the performance of the commodity contracts comprising the index and, therefore, may offset each other in calculation of the level of the index. For example, a negative price performance in energy sector contracts, which collectively have the largest production weights, may completely eliminate a positive price performance in livestock contracts, which collectively have the smallest production weights. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of any underlying physical commodity) will have a direct and linear effect on the performance of the commodity contracts and the level of the index at any given time. The level of the index, and therefore the amount payable on your notes, may decline even when one or more of such factors are favorable, due to the reasons explained in this subsection entitled “Questions and Answers”.
Where Can Additional Information on the Index Be Obtained?
For information about recent levels of the index, please read the subsection entitled “—Historical Closing Levels of the Index” below. For further explanation on the index methodologies, please refer to “The Underliers — Composition of the Bloomberg Commodity IndexSM” in the accompanying commodity terms supplement no. 1,737.
How Did the Index Change Under Bloomberg?

Effective July 1, 2014, UBS transferred governance, calculation, distribution and licensing functions for the index to Bloomberg, although the index remains the property of UBS. The index oversight committee will be comprised solely of Bloomberg employees, and the index was rebranded from the Dow Jones-UBS Commodity Index to the Bloomberg Commodity Index effective July 1, 2014. Bloomberg is able to exercise all discretion that resided with UBS prior to July 1, 2014 regarding the constitution, weighting and calculation of the index and otherwise. Bloomberg may exercise this discretion in ways that differ from the ways in which UBS may have historically exercised such discretion or would have exercised such discretion in the future. Accordingly, year over year comparisons may reflect these differences rather than solely differences in commodity contract performance and weight.

Bloomberg Commodity IndexSM
The index currently is composed of the prices of twenty-two exchange-traded futures contracts on twenty physical commodities. An exchange-traded commodity futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The following table sets forth the designated contracts for the commodities included in the index along with their respective Final Commodity Index Percentages and target weights for 2019, as published by the underlier sponsor.

Commodity	Designated Contract	Trading Facility	2019 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	4.4126%
Coffee	Coffee “C”	NYBOT (ICE Futures)	2.4781%
Copper	Copper	COMEX	7.3186%
Corn	Corn	CBOT	5.8922%
Cotton	Cotton	NYBOT (ICE Futures)	1.4194%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	7.6579%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE	7.3421%
Gold	Gold	COMEX	12.2425%
Ultra-Low-Sulfur Diesel (heating oil)	ULS Diesel (HO)	NYMEX	2.1597%
Lean Hogs	Lean Hogs	CME	1.8491%
Live Cattle	Live Cattle	CME	4.0907%
Low Sulfur Gas Oil	Low Sulfur Gasoil (QS)	ICE	2.6248%
Natural Gas	Henry Hub Natural Gas	NYMEX	8.2601%
Nickel	Primary Nickel	LME	2.7093%
Silver	Silver	COMEX	3.8878%
Soybean Meal	Soybean Meal	CBOT	3.4430%
Soybean Oil	Soybean Oil	CBOT	3.1038%
Soybeans	Soybeans	CBOT	6.0250%
Sugar	World Sugar No. 11	NYBOT (ICE Futures)	3.1481%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	2.2941%
Wheat (Chicago)	Soft Wheat	CBOT	3.1404%
Wheat (Kansas City HRW)	Hard Red Winter Wheat	CBOT	1.2938%
Zinc	Special High Grade Zinc	LME	3.2069%

The above information supplements the description of the index found in the accompanying commodity terms supplement no. 1,737. For more details about the index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — Bloomberg Commodity IndexSM” on page S-33 of the accompanying commodity terms supplement no. 1,737.
Historical Closing Levels of the Underlier
The following information supplements the information provided in the accompanying pricing supplement no. 3,870 dated July 11, 2018. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the second reopened notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement addendum and the date of your purchase of the second reopened notes. The actual performance of the underlier over the life of the second reopened notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.
The graph below shows the daily historical closing levels of the underlier from November 1, 2008 through November 1, 2018. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Bloomberg Commodity IndexSM

License Agreement
“Bloomberg®” and “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by GS Finance Corp. (“GSFC”). Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with GSFC, and Bloomberg and UBS do not approve, endorse, review, or recommend the notes. Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM.
The notes are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Bloomberg Commodity IndexSM, which is determined, composed and calculated by Bloomberg in conjunction with UBS Securities without regard to GSFC or the notes. Bloomberg and UBS Securities have no obligation to take the needs of GSFC or the owners of the notes into consideration in determining, composing or calculating the Bloomberg Commodity IndexSM. None of Bloomberg, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to note customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by GSFC, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Bloomberg Commodity IndexSM  and Bloomberg Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Bloomberg Commodity IndexSM and the notes.

This pricing supplement relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Bloomberg Commodity IndexSM components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Bloomberg Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Bloomberg Commodity IndexSM components has been derived solely from publicly available documents. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Bloomberg Commodity IndexSM components in connection with the notes. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Bloomberg Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GSFC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS (INCLUDING UBS), AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND

VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY DAMAGES—WHETHER INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN CONNECTION WITH THE NOTES OR THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG BLOOMBERG, UBS SECURITIES AND GSFC, OTHER THAN UBS AG.

Supplemental Plan of Distribution
See “Supplemental plan of distribution; conflicts of interest” on page PS-6 of the accompanying pricing supplement no. 3,870. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $5,000.
GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the second reopened notes specified on the front cover of this pricing supplement addendum. GS&Co. proposes initially to offer the second reopened notes to the public at the original issue price set forth on the cover page of this pricing supplement addendum. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We will deliver the second reopened notes against payment therefor in New York, New York on November 8, 2018. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade second reopened notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes and Guarantee
In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the second reopened notes offered by this pricing supplement no. 3,870 addendum no.2 have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement addendum has been executed and issued by The Goldman Sachs Group, Inc., and such second reopened notes have been authenticated by the trustee pursuant to the indenture, and such second reopened notes and the guarantee have been delivered against payment as contemplated herein, (a) such second reopened notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 10, 2017, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 10, 2017.